EXHIBIT A

IDENTIFICATION OF MEMBERS OF THE GROUP

Pursuant to Rule 13d-1(c) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified as follows:

G. ZACHARY GUND, as trustee for the Gordon Gund – G. Zachary Gund #2 Trust, the Z Coppermine Trust, the Gordon Gund - G. Zachary Gund GST Article III Trust, the Gordon Gund - G. Zachary Gund GST Article III-A Trust, the G. Zachary Gund Descendants' Trust, the Georgia Swift Gund Gift Trust and the Grant Gund 2017 Remainder Trust, as sole manager of GCG Investments LLC and as co-manager of Gund CLAT Investments LLC

GRANT GUND, as trustee for the Gordon Gund – Grant Gund #2 Trust, the Grant Gund 1999 Trust, the Gordon Gund - Grant Gund GST Article III Trust, the Gordon Gund - Grant Gund GST Article III-A Trust, the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the 2011 Grant Gund Descendants' Trust, as sole manager of OLK Brookfield LLC and as co-manager of Gund CLAT Investments LLC

ALISON I. GLOVER, as trustee for the Llura Blair Gund Gift Trust, the Grant Owen Gund Gift Trust, the Kelsey Laidlaw Gund Gift Trust and the Georgia Swift Gund Gift Trust

DIONIS TRUST

MARITAL TRUST FOR GORDON GUND

GORDON & LLURA GUND FOUNDATION